UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The management of HomesToLife Ltd plans to attend a webinar hosted by CGS International Securities Pte. Ltd., an integrated financial services provider headquartered in Singapore, on October 16, 2025. The investor presentation to be referenced during such webinar is furnished as Exhibit 99.1 to this report.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibits No.	Description
99.1	Investor Presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife LTD

Date: October 14, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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